Exhibit 99.43

For Immediate Release:

HudBay Announces 2007 Production and 2008 Outlook

•	2007 metal production increases over 2006 results

•	Strong metal production profile expected for 2008

Winnipeg, Manitoba – February 15, 2008—HudBay Minerals Inc. (TSX:HBM) (HudBay or the Company) today announced its 2007 production results and outlook for 2008.

“In 2007, we increased our total metal production with growth in zinc, copper, silver and gold,” said Allen Palmiere, President and CEO. “Our expectation for 2008 is for another solid year of production.”

2007 PRODUCTION1

		Three months ended Dec. 31		Twelve months ended Dec. 31
Production[2]		2007	2006	2007	2006
Zinc	tonnes	31,383	31,959	126,269	123,253
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927

2008 OUTLOOK

2008 Production Forecast
			Total[2]	From HudBay Sources
Zinc	(000’s tonnes	)	120 – 150	120 – 150
Copper	(000’s tonnes	)	70 – 80	50 – 60
Gold	(000’s oz	)	90 – 100	90 – 100
Silver	(000’s oz	)	1,100 – 1,400	900 – 1,100

In 2008, HudBay expects growth in zinc metal production with gold and silver production forecast to be similar to 2007. In addition to its own concentrates, HudBay processes concentrates purchased from others. In 2008, the Company expects to process less purchased copper concentrates. This change is in response to HudBay’s consideration of the Government of Canada’s 2008 air release targets. No further changes to the new annual air release targets are expected until 2015. The Company does not expect the lower production from purchased concentrates to have a significant impact on 2008 earnings.

[1]	See 2007 Production Summary table below for further details on 2007 production.
[2]	Includes metal produced from HudBay’s own concentrates and metal produced from concentrates purchased from others.

2007 PRODUCTION SUMMARY

		Three Months Ended		Year Ended
		Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006
Metal Produced [1]
Metal from HBMS Concentrates
Zinc	tonnes	24,866	27,419	99,803	113,637
Copper	tonnes	13,638	15,317	54,301	56,698
Gold	troy oz.	25,577	27,563	100,255	95,980
Silver	troy oz.	253,713	245,328	943,429	962,743

Metal from HBMS Purchased Concentrates
Zinc	tonnes	1,638	3,569	10,717	4,329
Copper	tonnes	9,556	7,877	35,694	31,527
Gold	troy oz.	645	580	2,332	1,972
Silver	troy oz.	131,985	97,635	503,309	382,184

Total HBMS Metal Produced
Zinc	tonnes	26,504	30,988	110,520	117,966
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927

Balmat [2]
Zinc metal in concentrate for sale	tonnes	6,486	4,003	22,068	9,037
Metal in equivalent concentrate purchased by HudBay [3]	tonnes	(1,607)	(3,032)	(6,319)	(3,750)

Total Produced [4]
Zinc	tonnes	31,383	31,959	126,269	123,253
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927

Zinc Oxide
Zinc from HBMS	tonnes	7,560	6,834	29,134	32,469
Zinc from others	tonnes	11	1,255	11	1,448
Zinc oxide produced	tonnes.	9,280	9,861	35,583	41,378

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Not in commercial production in 2006.
[3]

Includes tonnes from metal in Balmat equivalent purchased concentrates, purchased from Xstrata. Through an arrangement to decrease costs, HudBay sells all concentrates from its Balmat zinc mine to Xstrata and elects annually to purchase up to 50% of Balmat’s zinc concentrate production sold to Xstrata.

[4]	Includes production of metal and metal in concentrate.

2007 FINANCIAL RESULTS

HudBay expects to announce its 2007 financial results together with complete details of its production and operating performance on March 17, 2008.

About HudBay Minerals Inc.

HudBay Minerals Inc. is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine operations in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s estimated future production and outlook and earnings for 2008. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “seeks”, “expects”, “budget” or variations of such words or state that certain actions, events or results “may”, “could”, “will”, “will be”, “would be” or “is expected to be”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, government regulation and approvals, environmental risks, actual results of exploration activities, future commodity prices, capital expenditures, possible variations in ore reserves, resources, grade or recovery rates, requirements for additional capital, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

(HBM-G)

For further information:

Brad Woods

Director Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

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